Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 001-40282

Date: March 24, 2022

What’s Next for LanzaTech, the Carbon Capture Company Going Public?

Words by Chloé Skye Weiser

MAR 23, 2022

LanzaTech, which recycles carbon emissions into fuels and textiles, recently announced that it will with AMCI Acquisition Corp. II in a SPAC deal, valued at $2.2 billion, to become a publicly traded company. The deal is expected to close in the third quarter of 2022.

TriplePundit recently spoke with LanzaTech CEO Dr. Jennifer Holmgren about what brought the carbon emissions recycling company to this moment, how her team is closing supply chain loops for a more circular, “carbon-smart” economy, and what LanzaTech has planned for the future.

‘It’s time’ for LanzaTech, for the economy and for the climate crisis

LanzaTech is based in Skokie, Illinois and works with partners around the world, including in Japan, China and India. During the last few years, the 17-year old company has achieved proof of concept for how its gas fermentation process can create “a future where consumers are not dependent on virgin fossil feedstocks for everything in our daily lives.”

The company’s plants feature bioreactors where microbes use waste carbon monoxide and carbon dioxide, siphoned from steel mills or captured from municipal solid waste, to make a proprietary blend of ethanol it brands as Lanzanol. Ethanol is a basic building block of many materials, and LanzaTech and partners have already leveraged it to make sustainable jet fuel a reality and put renewable yoga pants on the market.

“it’s really been a case of convincing people what’s possible,” Holmgren told 3p about the company’s business model. “Our technology is one platform that we’ve optimized. [Our goal was] to convince people we’ve got your feedstock for production of consumer-grade materials, and that we’ve made it from waste.”

Holmgren is excited about the visibility going public will bring LanzaTech now that it has shown how its technology can work at scale. The company currently has two commercial plants with bioreactors and another seven in the pipeline. “We’ve been much more methodical than other companies in our sector that went public before they got their first commercial plant running,” Holmgren shared with 3p. “We need to step up. It’s time.”

What’s next for LanzaTech

As LanzaTech’s no-nonsense message on its website homepage states, “It’s not a debate. There’s no two sides. A post-pollution world is inevitable. Humans will either be part of it, or the planet will go on without us. But where others see a dire choice, LanzaTech sees a trillion dollar opportunity.”

Holmgren believes LanzaTech’s model presents a win-win solution that addresses the shortcomings of our consumption-fueled capitalist economy, which as she explained to 3p, is badly “in need of climate justice,” to give hope “to those who understand just how bad the climate crisis really is.”

She added, “The future is not obscene capitalism. If I can convince people that you can make money while reducing carbon emissions, I think that helps a lot.”

To that end, the company will start building out the “portfolio of molecules” at its disposal by genetically modifying ethanol. For example, Holmgren said, “Instead of just making polyethylene, we can make polypropylene. Instead of making polyester, we can make acrylic.”

Right now, LanzaTech is working to make acetone and isopropanol, which should be ready in 2023.

It takes a village (of people and microbes)

Holmgren, who was recently named one of among 25 leading women shaping climate action, and who previously was named the world’s most compassionate businesswoman, puts a lot of stock in collaboration, explaining to 3p that “Doing hard things can’t only be done by an individual or a company. It has to be done by a consortium of partners.”

Because the SPAC deal was announced on March 8, International Women’s Day, we asked Holmgren how it feels to helm LanzaTech as a CEO who happens to be a woman.

“Every time I sit at a table, I have to prove myself,” she acknowledged. “When it comes to the phrase ‘woman CEO,’ “I have to totally forget about it so it doesn’t bog me down.”

Instead, Holmgren prefers to focus on the current moment. “I’m leading a transformative company in an industry that needs to be transformed. The carbon economy needs to be transformed. We’re ready to step up into the light and show people what is possible.”

And within the company, Holmgren doesn’t want the larger implications of its work for people and planet to be lost. “Our company culture is about not just doing good but being good citizens,” she said.

As of 2022, LanzaTech’s plants have produced over 30 million gallons of ethanol, the equivalent of offsetting 150,000 metric tons of CO2 in the atmosphere. Not only does it convert more than 90 percent of the carbon in CO2 gas streams into ethanol, the company says its systems recycle over 90 percent of the water used in the process and use the spent bacterial biomass as a nutrition source for aquaculture.

Image credit: LanzaTech Investor Relations

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Important Information About the Business Combination and Where to Find It

The proposed business combination (the “Business Combination”) between AMCI and LanzaTech NZ, Inc. (“LanzaTech”) will be submitted to stockholders of AMCI for their consideration. AMCI intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary and definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in AMCI’s final prospectus relating to its initial public offering filed with the SEC on August 4, 2021 (the “AMCI IPO Prospectus”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the Business Combination, including the parties’ ability to meet the closing conditions of the Business Combination, the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any, the ability to realize the benefits expected from the Business Combination; and the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise financing in the future and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the AMCI IPO Prospectus, AMCI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.